# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: APPLIED ENERGETICS, INC., CIK 0000879911
CUSIP: 03819m106
Title of class of securities: COMMON STOCK, PAR VALUE, $0.001 PER SHARE
Address of issuer's principal executive offices: 9070 S. RITA ROAD, SUITE 1500, TUCSON, Arizona (AZ), 85747
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001041885

## Reporting persons
- INGALLS & SNYDER LLC: type of reporting person: broker-dealer (BD), investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 18,158,048; aggregate amount beneficially owned 18,158,048 (8.2% of the class)

## Item 1. Issuer
Name of issuer: APPLIED ENERGETICS, INC.
Address of issuer's principal executive offices: 9070 S. RITA ROAD, SUITE 1500, TUCSON, ARIZONA, 85747

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- INGALLS & SNYDER LLC: Thomas O Boucher Jr, Managing Director (02/14/2025)